Exhibit 99.1

MindMed Appoints Dr. Robert Dworkin to Scientific Advisory Board

New York, NY - August 10, 2021 - MindMed (Nasdaq: MNMD, NEO: MMED, DE: MMQ), a leading biotech company developing psychedelic-inspired therapies, announces the addition of Robert H. Dworkin, Ph.D. to its Scientific Advisory Board.

Dr. Dworkin has spent over 35 years conducting clinical research on pain. He is currently Professor of Anesthesiology and Perioperative Medicine, Neurology, and Psychiatry, and Professor in the Center for Health + Technology, at the University of Rochester School of Medicine and Dentistry.

He holds additional roles as the Director of the Analgesic, Anesthetic, and Addiction Clinical Trial Translations, Innovations, Opportunities, and Networks (ACTTION) public-private partnership with the U.S. Food and Drug Administration (FDA); Special Government Employee of the FDA Center for Drug Evaluation and Research; and Associate Editor of Pain and a member of the Editorial Boards of Canadian Journal of Pain and Journal of Pain. Among his many awards, Dr. Dworkin received the American Pain Society’s Wilbert E. Fordyce Clinical Investigator Award in 2005 and John and Emma Bonica Public Service Award in 2014, the American Academy of Neurology’s Mitchell B. Max Award for Neuropathic Pain in 2015, and the International Association for the Study of Pain’s John D. Loeser Award in 2020.

Dr. Dworkin received his B.A. from the University of Pennsylvania and his Ph.D. from Harvard University, and he has served as a consultant to numerous pharmaceutical and medical device companies in the development and evaluation of analgesic treatments. He has been the principal investigator for a large number of clinical trials funded by government and industry, which have examined treatments for various types of pain. The primary focus of Dr. Dworkin's current research involves the identification of factors that optimize clinical trials by improving researchers’ ability to measure pain and to better detect treatment effects.

MindMed CEO Robert Barrow said, "As MindMed advances therapies under our pain franchise, Dr. Dworkin’s specific expertise in pain will provide invaluable guidance to the design and execution of our critical path clinical trials. Further, Dr. Dworkin’s general and extensive experience with complex clinical trials will complement our other scientific advisors to ensure that we are making the best possible choices to efficiently and effectively advance our portfolio of chemical assets."

Dr. Dworkin added, "Existing medications for pain have modest efficacy and are often poorly tolerated or accompanied by safety risks. The results of studies conducted over the past few decades suggest that psychedelics have considerable promise as novel pain treatments. I am therefore delighted to work with MindMed in evaluating the potential of psychedelics to be a game-changing approach to alleviating pain."

MindMed’s scientific advisory board is composed of a diverse group of members with expertise in psychiatry, neuroscience, and clinical development. The board leverages decades of deep knowledge in biotech and psychiatry to guide MindMed’s development programs. Members represent institutions such as Johns Hopkins, NYU Langone Health, Duke University, NIH, Stanford University, and Albany Medical College.

About MindMed

MindMed is a clinical-stage biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including psilocybin, LSD, MDMA, DMT and an ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO Exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ. For more information: www.mindmed.co

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe”, “potential” or “continue”, or the negative thereof or similar variations. Forward-looking information in this news release include, but is not limited to, statements regarding the ability of the Company to make the best possible choices to efficiently and effectively advance its portfolio of chemical assets, whether psychedelics demonstrate any promise as novel pain treatments, and the potential of psychedelics to be a game-changing approach to alleviating pain. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com